UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 10, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED - NOTIFICATION OF AN UPDATE TO THE
ZAR 10 000 000 000.00 DOMESTIC MEDIUM TERM NOTE PROGRAMME

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “ Issuer ”)

10 December 2018
NEWS RELEASE
NOTIFICATION OF AN UPDATE TO THE ZAR 10 000 000 000.00 DOMESTIC MEDIUM TERM NOTE
PROGRAMME

AngloGold has received approval from the JSE in terms of its amended ZAR 10 000 000 000.00 Domestic
Medium Term Note
Programme (“the programme”). A summary of the changes effected is provided below.
·   Amendment to the terms and conditions to cater for amendments to the JSE Debt Listings
Requirements (the requirements), which includes but is not limited to, amendments to cater for the Part
1A of 2018 amendments to the requirements and for paragraphs 7.26 and 7.27 of the requirements;
·   The South African taxation section has been updated to reflect the legislation applicable as at the date of the programme;
Updates to the legal and arbitration proceedings in respect of the Issuer;
·   The information included in the following sections have been removed from the programme memorandums and are now incorporated by reference:
− the risk factors section;
− all information in respect of Exchange Control; and
− all information pertaining to the description of the Issuer, including, but not limited to, its business, management, directors and corporate governance disclosure.
The above-mentioned sections are contained in an Issuer Disclosure Document, available on the
Issuer’s website at https://www.anglogoldashanti.com/investors/dmtn -programme/#2018;
·   Amendment to the pro forma applicable pricing supplement; and
·   The removal and insertion of definitions to give effect to the amendments; and
·   Other technical changes.

The updated programme is available for inspection at the registered office of the Issuer and has been made available for inspection on their website, https://www.anglogoldashanti.com/investors/dmtn-
programme/#2018.

The updated programme memorandum will also be available for inspection on the JSE website
www.jse.co.za.

Debt Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Contacts
Investors
Rob Hayes
+27 (0) 11 637 6285
rhayes@anglogoldashanti.com
Jacques le Roux
+27 (0) 11 637 7431
jaleroux@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2018
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name:     M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance